03 JUN -9 AM 7:21



File N° 82-4944



From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

June 4, 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

V. Gillet

Véronique Gillet
VP Investor Relations

Encl.:

dlw 6/19

File N° 82-4944



COMMUNIQUE DE PRESSE

Acquisition de Nassau aux Etats-Unis

Essilor élargit son réseau de distribution de verres

Charenton-le-Pont (2 juin 2003) -- Essilor of America, filiale d'Essilor aux Etats-Unis, vient d'annoncer l'acquisition de Nassau Lens Company, le numéro un américain de la distribution directe de verres finis aux opticiens/optométristes.

Nassau, dont le siège se situe dans le New Jersey, emploie 400 personnes, couvre tout le territoire américain avec 12 sites et a réalisé un chiffre d'affaires de 62 millions de dollars en 2002.

Outre les verres finis de stock qui représentent son activité principale, Nassau possède trois laboratoires de prescription et distribue également des lentilles de contact.

Au cours des dernières années, la distribution directe de verres finis aux opticiens/optométristes a beaucoup augmenté aux Etats-Unis. D'une part, la montée des verres antireflet et la progression du taillage montage par les opticiens ont favorisé la croissance des verres de stock. D'autre part, les grossistes ont développé une large gamme de produits qu'ils livrent très rapidement grâce à l'efficacité de leurs réseaux logistiques.

En acquérant Nassau, Essilor rentre dans une spécialité où le groupe n'était pas présent et qui permettra de renforcer sa stratégie multi réseaux. De plus, grâce à son large portefeuille de clients, Nassau offre de nouvelles possibilités d'accroître la distribution des produits d'Essilor et particulièrement Varilux® et Crizal®.

Nassau Lens Company devient une filiale à part entière d'Essilor of America et conserve son équipe de direction actuelle.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 165 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière
Tél.: 01 49 77 42 16
www.essilor.com

File N° 82-4944



PRESS RELEASE

Acquisition of Nassau Lens Company in the United States

Essilor Broadens Lens Distribution Business

Charenton-le-Pont, France, (June 2, 2003) -- Essilor of America, Essilor's subsidiary in the United States, has announced the acquisition of Nassau Lens Company, the country's number one direct distributor of stock lenses to eye care professionals.

Headquartered in New Jersey, Nassau operates throughout the United States with 12 locations and 400 employees. It reported sales of $62 million in 2002.

In addition to its core stock lens distribution business, Nassau owns three optical labs and also distributes soft contact lenses.

In recent years, the direct distribution of stock lenses to eye care professionals has expanded considerably in the United States, led by two factors. First, the growth of the anti-reflective lens market and the growing tendency of opticians to edge and mount their own lenses are driving stronger demand for stock lenses. Second, distributors have developed a wide range of products that they can deliver very quickly thanks to efficient supply chain networks.

By acquiring Nassau, Essilor has entered a new segment that will support its multi-network strategy. In addition, Nassau's extensive customer portfolio offers new opportunities to enhance the distribution of Essilor products, especially Varilux® and Crizal®.

Nassau Lens Company will be a wholly-owned Essilor of America subsidiary and will retain its current management team.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Phone: +33 1 49 77 42 16
www.essilor.com